March 24, 2016
ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey P. Reidler, Assistant Director
Daniel Greenspan
Tara Keating Brooks
Keira Nakada
Joel Parker

Re:	Aeglea BioTherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-205001

Ladies and Gentlemen:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), we are transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (“Staff”) contained in the Staff’s letter dated March 24, 2016, relating to the above referenced Registration Statement on Form S-1. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics. Proposed revisions to the disclosures in the Registration Statement addressing the Staff’s comments are attached as Exhibit A to this letter and are proposed to be included in the preliminary prospectus. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and Exhibit A to show changes addressing the comments in the Staff’s letter.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

March 24, 2016

Risk Factors

“We have only very recently initiated enrollment…,” page 18

1.	We note your disclosure that you have observed serious adverse events, including death, in some of the patients in your ongoing Phase 1 clinical trial. Here, or in an appropriate section of your document, please expand your disclosure to list all serious adverse events reported to date and the number of patients who have reported such events, or provide us with an analysis as to why expanded disclosure here or elsewhere would not be material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 to list the serious adverse events reported to date and the number of patients who have reported such events.

Business

Our Development Programs

AEB1102, page 80

2.	We note the following statement on page 81: “In addition, in the first 11 patients in our Phase 1 dose escalation trial in patients with advanced solid tumors, we have observed a temporary reduction in blood arginine levels.” However, we note your disclosure throughout the registration statement that only “seven patients in total” have been treated in your Phase 1 clinical trial. Please correct any typographical error or explain the reason for the inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 to correct the typographical error.

Executive and Director Compensation

Summary Compensation Table, page 115

3.	We note your statement in footnote (4) to the Summary Compensation Table explaining that: “Mr. Hebel performed consulting services for us prior to joining the company as an executive employee in May 2015. Compensation reflected in the table above includes only compensation paid during the period of employment as an executive officer.” However, in footnote (5) to the same table you state that the amount under “All Other Compensation” includes Mr. Hebel’s “…pre-employment consulting fees of $71,369…” If it is not accurate, please remove footnote (4).

In response to the Staff’s comment, the Company has revised the disclosure on page 118 to remove footnote (4).

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of the preliminary prospectus.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

March 24, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Robert A. Freedman
Robert A. Freedman

cc:	Via E-mail
David G. Lowe
Aeglea BioTherapeutics, Inc.

Effie Toshav, Esq.
Niki Fang, Esq.
Melissa V. Frayer, Esq.
Fenwick & West LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 24, 2016

Exhibit A

We have only very recently initiated enrollment in our Phase 1 clinical trial for the treatment of solid tumors for AEB1102 and treated our first two cohorts of seven patients total. We have not dosed any of our other product candidates in humans. Our planned clinical trials may reveal significant adverse events, toxicities or other side effects not seen in our nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

In order to obtain marketing approval for any of our product candidates, we must demonstrate the safety and efficacy of the product candidate for the relevant clinical indication or indications through nonclinical studies and clinical trials as well as additional supporting data. If our product candidates are associated with undesirable side effects in nonclinical studies or clinical trials or have characteristics that are unexpected, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

We have only very recently initiated enrollment for our clinical trial for AEB1102 for the treatment of solid tumors and treated our first two cohorts of seven patients total. Given the nature of the patient population enrolled in this trial, we expect to and~~We~~ have observed serious adverse events in some of these patients, including death. Six serious adverse events were reported in a total of four patients. These included hypercalcemia, bacteremia, pericardial effusion, respiratory failure and worsening of the patients’ underlying cancer, none of which were assessed as trial therapy-related. All patients recovered except for one who died after discontinuing the trial due to worsening of the underlying cancer.~~However,~~ To date, we do not consider any of these serious adverse events to be drug-related and are proceeding with the dosing schedule. We have not dosed any of our other product candidates in humans. Subjects in our ongoing and planned clinical trials may suffer significant serious adverse events, including those that are drug-related, or other side effects not observed in our nonclinical studies, including, but not limited to, immune responses, organ toxicities such as liver, heart or kidney or other tolerability issues.

Testing in animals, such as our primate studies in AEB1102, may not uncover all side effects in humans or any observed side effects in animals may be more severe in humans. For example, it is possible that patients’ immune systems may recognize our engineered human enzymes as foreign and trigger an immune response. This risk is heightened in patients who lack the target enzyme, as is the case with patients with Arginase I deficiency we will be treating in our planned Phase 1 dose escalation and Phase 2 trials for this IEM. In addition, our product candidates such as AEB1102 break down target amino acids such as arginine, thereby releasing metabolites such as ornithine into the bloodstream. Some patients may be sensitive to these metabolites, increasing the risk of an adverse reaction due to treatment, which risk may not be able to be mitigated through dosing. Finally, although our engineered human enzyme product candidates such as AEB1102 are engineered from the human genome, AEB1102 is produced in E. coli. This manufacturing process could lead AEB1102 to be more likely to trigger an immune response than we expect.

To the extent significant adverse events or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to the clinical trial, patients may drop out of our trial, or we may be required to abandon the trial or our development efforts of that product candidate altogether. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

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solid tumors. In October 2015, we initiated enrollment and have since treated our first two cohorts of seven patients total in a Phase 1 dose escalation trial in patients with advanced solid tumors. We have an effective IND and plan to initiate a Phase 1 dose escalation trial in patients with hematological malignancies after investigating the optimal biological dose in solid tumors in the first half of 2016. We plan to initiate expansion arms in solid tumors and an additional Phase 1 trial in combination with the standard of care in one or more solid tumor types in 2017. If we see evidence of anti-tumor activity in the expansion phase, we plan to meet with regulatory authorities to discuss expedited regulatory strategies. In June 2015, we submitted an IND for AEB1102 for Arginase I deficiency. Following discussion with the FDA, we withdrew our submitted IND in order to comply with new draft guidance issued by the FDA on nonclinical assessment of enzyme replacement therapies. In October 2015, we met with the FDA and the MHRA in the United Kingdom regarding our planned clinical and regulatory path for AEB1102 in Arginase I deficiency. Based on these discussions, we submitted a revised IND, which became effective in January 2016, and plan to submit a CTA to the EMA and initiate clinical trials in patients with Arginase I deficiency in 2016 in the United States and in the first half of 2017 in Europe.

We believe our lead compound offers the following advantages:

■	Market opportunities in both IEM and oncology. We believe that AEB1102 can be applied to address both the rare IEM Arginase I deficiency, as well as solid tumors and hematological malignancies that depend on arginine for growth and survival.
■	Well-understood mechanism of action. Arginase I has been investigated extensively in both scientific and clinical research as a method for degrading arginine, a naturally occurring amino acid that is one of the building blocks of proteins and is a contributor to cell proliferation and survival. AEB1102 has demonstrated the ability to reduce blood arginine levels in our nonclinical studies. In addition, in the first ~~11~~two cohorts of seven patients total in our Phase 1 dose escalation trial in patients with advanced solid tumors, we have observed a temporary reduction in blood arginine levels.
■	Proof of mechanism. The target of AEB1102, the amino acid arginine, is easily measured and detected in the blood to enable selection of the optimal dose and schedule.
■	Clinical precedent for our approach in oncology. Third-party clinical trials with a microbial arginine degrading enzyme have yielded positive results in acute myelogenous leukemia, metastatic melanoma, hepatocellular carcinoma and pleural mesothelioma. These clinical trials highlight the potential of targeting the metabolic dependence of some cancers on arginine as an attractive approach for cancer treatment.
■	Improved activity and stability. AEB1102 has increased catalytic activity and serum stability compared to native human Arginase I, due to the substitution of the native manganese cofactor with cobalt. A cofactor is a non-protein chemical compound required for an enzyme’s biological activity. Pegylation further improves the half-life in vivo. These improvements have provided increased potency in both our in vitro and in vivo models.
■	Potential of lower risk of immunogenicity. The AEB1102 amino acid sequence is engineered from the native human amino acid sequence. As such, we believe that patients’ immune systems are less likely to recognize this therapeutic candidate as a foreign molecule and mount an immune response as compared to microbial enzymes.
■	Manufacturing. We have entered into a strategic partnership with an experienced manufacturer and have agreements with other manufacturers in the field of biologic drugs. We have produced AEB1102 in E. coli for our planned clinical trials.
■	Intellectual property. We have an issued composition of matter patent covering AEB1102 that expires in 2030, with the potential for patent-term extension. Intellectual property rights to AEB1102 were assigned to us on an exclusive and royalty-free basis.

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EXECUTIVE AND DIRECTOR COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our Chief Executive Officer and President, Dr. David G. Lowe; our Vice President, Product Development, Henry L. Hebel; and our Vice President, Research, Dr. Scott W. Rowlinson during the year ended December 31, 2015.

We refer to Dr. Lowe, Mr. Hebel and Dr. Rowlinson in this section as our “Named Executive Officers.”

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by and paid to our Named Executive Officers during the years ended December 31, 2014 and December 31, 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Equity Awards ($)(2)	All Other Compensation ($)	Total ($)
David G. Lowe, Ph.D.	2015	382,500	66,900	522,016	14,255(3)	985,671
Chief Executive Officer	2014	375,000	111,563	295,964	15,614(3)	798,141

Henry L. Hebel~~(4)~~	2015	144,000	28,800	207,281	78,961(4~~5~~)	459,042
Vice President, Product Development

Scott W. Rowlinson, Ph.D.	2015	249,538	49,800	118,789	14,851(3)	432,978
Vice President, Research	2014	203,968	40,794	34,312	15,518(3)	294,592

(1)	Discretionary cash bonuses earned in 2015 and paid in 2016, based in part on achievement of specified milestones and performance objectives. Amounts for 2014 represent discretionary cash bonuses earned in 2014, and paid in 2015, based in part on achievement of specified milestones and performance objectives.
(2)	The amounts reported in this column represent the aggregate grant date fair value of the awards granted to our Named Executive Officers during the years ended December 31, 2014 and 2015, as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Equity Awards column are set forth in Note 9 to our consolidated financial statements. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the Named Executive Officers from the awards.
(3)	Represents a health insurance premium paid by us in the applicable period on behalf of each of our Named Executive Officers.
~~(4)~~	~~Mr. Hebel performed consulting services for us prior to joining the company as an executive employee in May 2015. Compensation reflected in the table above includes only compensation paid during the period of employment as an executive officer.~~
(4~~5~~)	Represents (i) pre-employment consulting fees of $71,369 and (ii) a health insurance premium paid by us in the applicable period for on behalf of Mr. Hebel of $7,592.

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